PARAMOUNT ENERGY TRUST

DISTRIBUTION REINVESTMENT

AND

OPTIONAL TRUST UNIT PURCHASE PLAN

PARAMOUNT ENERGY TRUST

Distribution Reinvestment and Optional Trust Unit Purchase Plan

PURPOSE

The Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") provides eligible holders ("Unitholders") of trust units ("Units") of Paramount Energy Trust ("PET") the advantage of accumulating additional Units by reinvesting their distributions at 94% of the Treasury Purchase Price (as defined below). Participants of the Plan may also purchase additional Units at 94% of the Treasury Purchase Price (as defined below) by investing additional sums ("optional cash payments") within the limits established under the Plan.  The Plan provides an efficient and cost-effective way for PET to issue additional equity capital to existing Unitholders.  In addition, no commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Units under the Plan.

Paramount Energy Operating Corp. (the "Administrator") will determine for each distribution payment date the amount of equity, if any, that will be made available under the Plan on that date. No assurances can be made that new Units will be made available on a regular basis, or at all.

DEFINITIONS

"Agent" means Computershare Trust Company of Canada, or such other company as is appointed by PET from time to time to act as Agent under the Plan.

"CDS & Co." means The Canadian Depositary for Securities which acts as a nominee for many Canadian brokerage firms.

“Dollars” or “$” means Canadian dollars.

"Participants" means registered or beneficial holders of at least one Unit who, on the applicable record date for a cash distribution, are eligible to participate in the Plan and elect to do so by, in the case of registered holders, completing and delivering to the Agent or, in the case of beneficial holders, having their broker or other nominee complete and deliver to the Agent, through CDS & Co. or other nominee, as applicable, an Authorization Form, within the time limits and as more particularly described in the Plan.

"Treasury Purchase Price" means the arithmetic average of the daily volume weighted average trading prices of the Units on the Toronto Stock Exchange for the 10 trading days immediately preceding a distribution payment date on which at least a board lot of Units is traded, appropriately adjusted for certain capital changes (including Unit subdivisions, Unit consolidations, certain rights offerings and certain distributions).

“United States” or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Person” means any person who is in the United States, is a citizen or resident of the United States and any other person who is a “U.S. person” within the meaning of Regulation S under the United States Securities Act of 1933, as amended.

COSTS

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Units under the Plan. All administrative costs of the Plan, including the fees and expenses of the Agent, will be borne by PET.

ADVANTAGES

An eligible Unitholder may, by enrolling in the Plan, direct that cash distributions on all Units registered in the name of such Unitholder, together with cash distributions on Units held for the account of such Unitholder under the Plan, be applied to the purchase of additional Units and have the additional Units held for the account of such Unitholder under the Plan. The price of Units purchased with reinvested distributions will be 94% of the Treasury Purchase Price in the case where the Administrator determines additional Units are available to be purchased from PET’s treasury, however, in the case where the Administrator determines for whatever reason that additional Units are not available to be purchased from PET’s treasury, the Agent will send a cheque for the cash distribution to the Participant.

A Participant in the distribution reinvestment component of the Plan may also purchase additional Units under the Plan with optional cash payments, subject to a maximum of $100,000 per financial year of PET and a minimum of $2,000 per remittance. Optional cash payments may be submitted monthly, quarterly or annually by Participants.  Optional cash payments will be used to purchase additional Units following each distribution payment date in the case where the Administrator determines additional Units are available to be purchased from PET’s treasury.  The price of Units purchased with optional cash payments will be 94% of the Treasury Purchase Price.  In the case where the Administrator determines additional Units are not available to be purchased from PET’s treasury, the Agent will send a cheque for or return the optional cash payment to the Participant, without interest or deduction thereon.

Additional Units are purchased directly from PET by the Agent, who acts on behalf of the Participants. Additional Units purchased with the distributions on the Participant's existing Units, or purchased with an optional cash payment, will be held by the Agent under the Plan for the account of the Participant.

Distributions paid on new Units purchased with reinvested distributions or optional cash payments that are held under the Plan will automatically be reinvested in additional Units in accordance with the Plan and the current election of the Participant.

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Units under the Plan. Full investment of funds is possible because the Plan permits fractions of Units (to 6 decimal places) as well as whole Units to be credited to Participants’ accounts.

ADMINISTRATION

Computershare Trust Company of Canada currently acts as Agent under the Plan. If Computershare Trust Company of Canada ceases to act as Agent for any reason, another company will be designated by PET to act as Agent and Participants will be promptly notified of the change.

The Agent acts for and on behalf of the Participants. On each distribution payment date, PET will pay to the Agent all cash distributions made on the Units registered in the name of Participants who have enrolled in the Plan. The Agent will use such funds, together with all optional cash payments received from such Participants that are eligible to be invested on that distribution payment date, to purchase new Units directly from PET. New Units purchased under the Plan will be registered in the name of the Agent, or its nominee, as agent for the Participants.

Any distributions on Units, including fractions of Units, that are held by the Agent for a Participant's account under the Plan will be reinvested in new Units, and such new Units will be credited to the Participant's account. Under the Plan, the Agent will purchase, following each distribution payment date, for each Participant's account that number of Units, including fractions of Units computed to 6 decimal places, equal to the amount invested under the Plan for such Participant's account divided by 94% of the Treasury Purchase Price of a Unit. Under the optional cash component of the Plan, the Agent will purchase, on each distribution payment date, for each Participant's account that number of Units, including fractions of Units to 6 decimal places, equal to the amount of such Participant's optional cash payment divided by 94% of the Treasury Purchase Price of a Unit. See "Price of New Units" below.

New Units purchased pursuant to the distribution reinvestment component of the Plan, or with optional cash payments, will be held by the Agent in the Participant's account in accordance with the Plan.

All funds received by the Agent under the Plan, whether cash distributions received from PET or optional cash payments received from Participants, will be applied to the purchase of new Units directly from PET, however, in the case where the Administrator determines for whatever reason that additional Units are not available to be purchased from PET, the Agent will send a cheque for the cash distributions and any optional cash payments to the Participant, without interest or deduction thereon.

PARTICIPATION

Except as noted below, registered holders of at least one Unit may enrol in the Plan at any time. Beneficial owners of Units that are registered in the name of another person (such as a broker, investment dealer, financial institution or other nominee) may not directly enrol in the Plan, but may participate in the Plan through their nominee. Beneficial owners of Units may only participate in the Plan if they (i) transfer their Units into their own name and then enrol in the Plan directly, or (ii) arrange for the registered holder to enrol in the Plan on their behalf. A beneficial owner on whose behalf a broker, investment dealer, financial institution or other nominee holder has enrolled in the Plan may make optional cash payments through such nominee holder. See "Optional Cash Payments" below.

Beneficial owners of Units should contact their broker, investment dealer, financial institution or other nominee who holds their Units to provide instructions on how they would like to participate in the Plan.

An eligible Unitholder becomes a Participant by completing and delivering to the Agent (or by having such Participant's broker or other nominee complete and deliver to the Agent, through CDS & Co. or other nominee, as applicable, on its behalf) a duly completed Authorization Form. The Authorization Form directs PET to forward to the Agent all cash distributions on Units registered in the name of the Participant, and directs the Agent to reinvest such distributions, together with cash distributions on Units held by the Agent for the Participant's account under the Plan, in additional Units in accordance with the Plan.

By completing an Optional Cash Payment Form, a Participant may also, at the time of enrolling in the Plan, direct that the Agent invest an optional cash payment in additional Units in accordance with the Plan. See "Optional Cash Payments" below.

An initial Authorization Form must be received by the Agent not less than 3 business days prior to a distribution record date in order for the cash distribution to which such record date relates to be reinvested under the Plan.  If an initial Authorization Form is received by the Agent after such time, the distribution to which such record date relates will not be reinvested under the Plan and the Authorization Form will only be effective for purposes of subsequent distributions.

Beneficial owners of Units which are registered through a nominee in the name of CDS & Co., or other nominee, as applicable, must deliver such Authorization Form to CDS & Co. in sufficient time such that the Authorization Form is received by the Agent not less than 2 business days prior to such distribution record date, or prior to such other deadline as may be set between CDS & Co., or other nominee, as applicable, and the Agent from time to time. If an initial Authorization Form is received by the Agent after such time, the distribution to which such record date relates will not be reinvested under the Plan.  The nominee will have to re-elect in the subsequent distribution.

An Authorization Form may be obtained from the Agent at any time upon request to the Agent, or from the Administrator or on PET’s Website at www.paramountenergy.com - “Investor Relations” – “DRIP”.

Once a Unitholder has enrolled in the Plan, participation continues automatically until the Participant's participation in the Plan is terminated. Beneficial owners of Units which are registered through a nominee in the name of CDS & Co., or other nominee, as applicable, may need to elect to participate monthly. The time at which a termination of Plan participation becomes effective is described under "Termination of Participation" below. The effect of these provisions is that a Participant cannot terminate participation in the Plan on and from 3 business days prior to a distribution record date to and including the distribution payment date to which such record date relates.

The Administrator reserves the right to determine, from time to time, a minimum number of Units that a Participant must hold in order to qualify for or continue enrolment in the Plan and reserves the right to refuse participation to, or cancel participation of, any person who, in the opinion of the Administrator, is participating in the Plan primarily with a view to arbitrage trading or who has made an optional cash payment by cheque that was not subsequently honoured by the financial institution on which it was drawn.

UNITHOLDERS OUTSIDE OF CANADA

PET has determined that Unitholders who are U.S. Persons as defined in the DRIP Plan may participate in the distribution reinvestment component of the DRIP Plan, but U.S. Persons are not eligible to make Optional Cash Payments under the DRIP Plan.  Unitholders who are residents of any other jurisdiction outside of Canada (other than the United States) may participate fully in the DRIP Plan if permitted by laws of the jurisdiction in which they reside, subject to any limitations or restrictions under the DRIP Plan.

The Administrator and the Agent reserve the right to deny participation in the Plan to, and to not accept Authorization Forms from, any person or agent of such person who appears to be or who the Administrator or the Agent has reason to believe is a resident of any jurisdiction the laws of which do not permit participation in the Plan in the manner sought by or on behalf of such person.  Additionally, PET may at no time be maintained primarily for the benefit of non-residents of Canada (“non-residents”) within the meaning of the Income Tax Act (Canada), as amended from time to time.  If at any time the Agent becomes aware that the beneficial owners of 49% or more of the Units then outstanding are or may be non-residents, or that such a situation is imminent, the Agent may make a public announcement thereof and shall not issue Units to a person pursuant to the Plan unless the person provides a declaration satisfactory to the Agent that the person is not a non-resident.

OPTIONAL CASH PAYMENTS

Optional cash payments may be made by registered owners of Units enrolled in the Plan. Such a Participant may make an optional cash payment when first enrolling in the Plan by (i) completing an Optional Cash Payment Form, (ii) enclosing with the form a Canadian dollar certified cheque made payable to the Agent, and (iii) delivering both to the Agent together with the Participant's initial Authorization Form. Thereafter, optional cash payments may be made monthly, quarterly or annually, by certified cheque delivered to the Agent not less than 3 business days prior to the distribution record date together with a new Optional Cash Payment Form. An Optional Cash Payment Form will be included with each statement of account sent to Participants (or their nominees, as applicable) by the Agent.

Optional cash payments cannot exceed $100,000 per Participant per financial year of PET, or be less than $2,000 per remittance, and must be received (together with a completed Optional Cash Payment Form) by the Agent not less than 3 business days prior to the distribution record date in order to be invested in new Units on the monthly distribution payment date to which such record date relates. Optional cash payments received by the Agent after such time will not be invested in new Units until the next month.

Beneficial owners of Units registered in the name of another person (such as a broker, investment dealer, financial institution or other nominee) once enrolled in the Plan may make optional cash payments through their nominee by arranging for such nominee to tender such payments, together with a completed Optional Cash Payment Form, to the Agent and must be received by the Agent not less than 3 business days prior the distribution record date to be invested in new Units that month. A nominee Unitholder who wishes to make optional cash payments on behalf of one or more beneficial owners must make the declaration set forth in the Optional Cash Payment Form that (i) it is making the optional cash payment on behalf of one or more beneficial owners of Units that are registered in the nominee's name, (ii) it has applied to participate in the Plan on behalf of each such beneficial owner, and (iii) at least

$2,000 per remittance and not more than $100,000 per financial year of PET is being paid on behalf of each beneficial owner. Nominees holding Units registered in the name of CDS & Co., or other nominee, as applicable, must arrange for CDS & Co., or other nominee, as applicable, to enrol in the Plan on behalf of such beneficial owners of such Units.

Cheques for optional cash payments cannot be post-dated, and interest will not be paid on optional cash payments pending their investment in new Units.

Distributions paid on new Units purchased with optional cash payments will automatically be reinvested in additional Units in accordance with the Plan.

There is no obligation to make an optional cash payment and the amount (subject to the maximum and minimum limits specified herein) may vary from time to time.  However, a direction to purchase new Units with optional cash payments is irrevocable once received by the Agent, and funds will only be returned to a Participant, without interest or deduction thereon, if such funds are not invested in new Units on a particular distribution payment date for any reason.

FEDERAL ANTI-TERRORISM AND ANTI-MONEY LAUNDERING LEGISLATION

Federal anti-terrorism and anti-money laundering legislation requires that certain personal information be provided by Participants wishing to make Optional Cash Payments.  If an Optional Cash Payment is being made, Participants will be required to complete a form of declaration and submit it to the Plan Agent with their completed Authorization Form.  Authorization Forms with an Optional Cash Payment component will not be processed without a duly completed and signed Optional Cash Payment participation declaration form.

PRORATION IN CERTAIN EVENTS

PET may not issue in any financial year, pursuant to optional cash payments, more than the maximum number of Units permitted by applicable laws and regulatory policies (as at December 17, 2003 this maximum was equal to 2% of the number of Units outstanding at the start of the financial year). In addition, the Administrator will determine on or before each distribution record date the amount of equity, if any, that will be made available under the Plan on the distribution payment date to which such record date relates.

If, in respect of any distribution payment date, fulfilling all of the elections under the Plan would result in PET exceeding either the limit on new equity set by the Administrator or the aggregate annual limit on new Units issuable pursuant to optional cash payments, then elections for the purchase of new Units on that distribution payment date will be accepted: (i) first, from Participants electing to reinvest their cash distributions in new Units under the distribution reinvestment component of the Plan; and (ii) second, from Participants electing to make optional cash payments. If PET is not able to accept all elections in a particular category, then purchases of Units in that category on the applicable distribution payment date will be prorated among all Participants in that category according to the number of additional Units sought to be purchased.

In the event of a proration of Units as described above, of if the Administrator determines not to issue any equity through the Plan on a particular distribution payment date, then the Agent shall send a cheque for any cash distributions or optional cash purchases not invested in the Plan, without interest or deduction thereon.

PRICE OF NEW UNITS

On each distribution payment date, the Agent will, on behalf of the Participants, pay to PET all funds held by the Agent that are eligible for purchase of new Units on such date. The subscription price of new Units purchased from PET, under the distribution reinvestment component of the Plan will be 94% of the Treasury Purchase Price. The subscription price of new Units purchased from PET under the Plan with optional cash payments will be 94% of the Treasury Purchase Price. The Administrator will advise the

Agent of the Treasury Purchase Price on the business day immediately preceding the distribution payment date.

ACCOUNTS AND REPORTS TO PARTICIPANTS

An account will be maintained by the Agent for each registered Participant other than those registered with CDS & Co. Unaudited statements of account will be mailed to each registered Participant on a monthly basis. These statements are a Participant's continuing record of purchases of Units made for such Participant's account under the Plan and should be retained for income tax purposes. The Agent will also send annually to each Participant certain tax forms for tax reporting purposes. Adjusted cost base calculations for tax reporting purposes will be the responsibility of each Participant as the averaging rules may apply so that such calculations may depend on the cost of other Units held by the Participant.

CERTIFICATES FOR UNITS

Units purchased and held under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participants, and certificates for such Units will not normally be issued to Participants unless specifically requested in writing.

A registered Participant may, upon written request to the Agent and without terminating participation in the Plan, have a Unit certificate issued and registered in the Participant's name for any number of whole Units held for the Participant's account under the Plan. Certificates will normally be issued within three weeks of receipt by the Agent of the Participant's written request for a certificate. Any remaining whole Units and any fraction of a Unit will continue to be held for the Participant's account under the Plan. This does not apply to Participants who are participating via CDS & Co. or other nominee.

Accounts under the Plan are maintained in the names of the Participants at the time the Participants entered the Plan, and certificates for whole Units will be similarly registered when issued.

Units held by the Agent for a Participant under the Plan may not be pledged, sold or otherwise disposed of by the Participant while so held.

TERMINATION OF PARTICIPATION

A Participant may voluntarily terminate participation in the Plan by delivering to the Agent a written notice of termination signed by such Participant.  In such event, the Participant will receive a certificate for the number whole Units held by the Agent in such Participant's account and a cheque for any remaining fraction of a Unit so held and for any optional cash payments received from such Participant prior to termination where such optional cash payments have not yet been invested.  Any fractional Unit interest will be paid based on the closing market price of a Unit on the Toronto Stock Exchange on the date notice of termination is received by the Agent.

Participation in the Plan will be terminated automatically following receipt by the Agent of evidence of the death of a Participant and written instructions to terminate from any person acting in a representative or fiduciary capacity.  Such request must be accompanied by satisfactory evidence of their appointment and authority to act.  A certificate for the number of whole Units held for the account of a deceased Participant under the Plan will be issued by the Agent in the name of the estate of the deceased Participant or the deceased Participant's broker or nominee, as appropriate, and the Agent will send to the legal representative or broker or nominee of the deceased Participant such certificate and a cheque in payment for any remaining fraction of a Unit in the deceased Participant’s account and for any optional cash payments received prior to termination which have not yet been invested.

If a written termination notice or evidence of a Participant's death is received by the Agent less than 3 business days prior to a distribution record date, then the Participant's account will not be closed, and participation in the Plan will not be terminated, until after the distribution payment date to which such record date relates.

RIGHTS OFFERING

In the event that PET makes available to its Unitholders rights to subscribe for additional Units or other securities, rights certificates will be issued by PET to each Participant in respect of whole Units held in a Participant's account under the Plan on the record date for such rights issue.  Rights issuable on a fraction of a Unit held for a Participant’s account will be sold for such Participant by the Agent and the net proceeds of such sale paid to the Participant.

SUBDIVISIONS

If Units of PET are distributed pursuant to a subdivision of Units, such Units received by the Agent for Participants under the Plan will be held by the Agent and credited by the Agent proportionately to the accounts of the Participants in the Plan. A certificate for any Units resulting from such a subdivision of Units that are registered in the name of a Participant, rather than the name of the Agent, will be sent directly to the Participant in the same manner as to Unitholders who are not participating in the Plan.

UNITHOLDER VOTING

Whole Units held for a Participant's account under the Plan on the record date for a vote of Unitholders will be voted in accordance with the instructions of the Participant given on a form to be furnished to the Participant. Units for which instructions are not received will not be voted.  No voting rights will attach to any fraction of a Unit held for a Participant’s account under the Plan.

RESPONSIBILITIES OF PET AND THE AGENT

Neither PET nor the Agent shall be liable for any act or for any omission to act in connection with the operation of the Plan including, without limitation, any claims for liability:

(a)

arising out of the failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death;

(b)

with respect to the prices and times at which Units are purchased for the account of or on behalf of a Participant;

(c)

with respect to decisions by the Administrator to raise or not raise equity through the Plan in any given month, or the amount of equity raised, if any;

(d)

arising out of a prorating, for any reason, of the amount of equity available under the various components of the Plan in the circumstances described herein; and

(e)

arising out of a failure by the Agent to purchase additional Units with an optional cash payment.

Participants should recognize that neither PET nor the Agent can assure a profit or protect them against a loss on the Units purchased under the Plan.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

PET reserves the right to amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of the Participants. Where required, amendments to the Plan will be subject to the prior approval of the Toronto Stock Exchange. All Participants will be sent written notice of any such amendment, suspension or termination. In the event of termination of the Plan by PET, the Agent will send to the Participants certificates for whole Units held for Participants' accounts under the Plan and cheques in payment for any remaining fractions of Units in Participants’ accounts and for any optional cash payments received prior to termination which have not yet been invested, without interest or deduction thereon. In the event of suspension of the Plan by PET, no investment will be made by the Agent on the distribution payment date immediately following the effective date of such suspension. Any optional cash payments which are not invested as of the effective date of such suspension and any Unit distributions subject to the Plan and paid after the effective date of such suspension will be remitted by the Agent to the Participants, without interest or deduction thereon.

INTERPRETATION

Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by the Administrator.

NOTICES

All notices or other documents required to be given to Participants under the Plan, including certificates for Units and cheques, shall be mailed to Participants at the addresses shown on the records of the Agent.

Notices to the Agent shall be sent to:

Computershare Trust Company of Canada

100 University Avenue

9th Floor

Toronto Ontario  M5J 2Y1

Attention: Dividend Reinvestment Department

Fax: 416.263.9394

Toll Free: 1.800.564.6253

Notices to Paramount Energy Trust shall be sent to:

Paramount Energy Trust

500, 630 - 4th Street S.W.

Calgary, Alberta  T2P 0J9

Attention: Susan Riddell Rose

Telephone: 403.269.4400

Fax: 403.269.4499

EFFECTIVE DATE OF THE PLAN

The effective date of the Plan is December 17, 2003.